RECEIVED

2007 JUL 25 A

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

5th July 2007

07025453

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith the Announcement for Connected Transaction – Capital Contribution Agreement dated 4 July 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock code: 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION
CAPITAL CONTRIBUTION AGREEMENT

The respective board of directors of NWD and NWC announced that on 4 July 2007, NWDC, a wholly-owned subsidiary of NWC, entered into the Capital Contribution Agreement with Grand Partners and Stanley, companies wholly-owned by Mr. Doo, in respect of the increase in registered capital of Shanghai Trio, a company in which NWDC, Grand Partners and Stanley have 47.5%, 50% and 2.5% beneficial interest, respectively.

As at the date of the Capital Contribution Agreement, Grand Partners, Stanley and Shanghai Trio are associates (as defined under the Listing Rules) of Mr. Doo, a connected person of NWD and NWC. The transaction contemplated under the Capital Contribution Agreement therefore constitutes a connected transaction for NWC under the Listing Rules. As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Capital Contribution Agreement by NWDC also constitutes a connected transaction for NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the capital contribution by NWDC to Shanghai Trio is more than 0.1% but less than 2.5%, the entering into of the Capital Contribution Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

CAPITAL CONTRIBUTION AGREEMENT

The respective board of directors of NWD and NWC wishes to announce that on 4 July 2007, NWDC, a wholly-owned subsidiary of NWC, entered into the Capital Contribution Agreement with Grand Partners and Stanley, companies wholly-owned by Mr. Doo, in respect of the increase in registered capital of Shanghai Trio, a company in which NWDC, Grand Partners and Stanley have 47.5%, 50% and 2.5% beneficial interest, respectively.

Pursuant to a resolution of the board of directors of Shanghai Trio dated 4 July 2007, it was resolved that the registered capital of Shanghai Trio be increased from US$54,000,000 (equivalent to HK$421,740,000) to US$81,000,000 (equivalent to HK$632,610,000). The increase in registered capital of Shanghai Trio is subject to the approval from Shanghai Foreign Investment Commission (上海市外國投資工作委員會) and if such approval is obtained, the additional registered capital will be paid up as to 20% within 3 months after the issue of a business licence to Shanghai Trio reflecting the increase in the registered capital and the balance will be paid up within 2 years. It will normally take about 2 months for the issue of business licence after an application is made to the Shanghai Foreign Investment Commission for the increase in registered capital.

According to the Capital Contribution Agreement, NWDC, Grand Partners and Stanley will make the capital contribution to Shanghai Trio in proportion to their respective interests in Shanghai Trio, and that NWDC, Grand Partners and Stanley will contribute US$12,825,000 (equivalent to HK$100,163,250), US$13,500,000 (equivalent to HK$105,435,000) and US$675,000 (equivalent to HK$5,271,750) to the registered capital of Shanghai Trio, respectively.

The amount to be paid by NWDC pursuant to the Capital Contribution Agreement will be financed by the internal resources of NWC. Shanghai Trio will still be accounted for as a jointly controlled entity of NWC after completion of the Capital Contribution Agreement.

REASONS FOR AND BENEFITS OF ENTERING INTO THE CAPITAL CONTRIBUTION AGREEMENT

Shanghai Trio is a wholly foreign owned company established in the PRC and is principally engaged in the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai, the PRC. The purpose of entering into the Capital Contribution Agreement is to set out the respective obligations of NWDC, Grand Partners and Stanley in respect of the capital contribution to Shanghai Trio.

The additional amount of registered capital to be raised by Shanghai Trio will be utilised to finance the construction of Phase III of Shanghai Zhongshan Square undertaken by Shanghai Trio. It is presently intended that the property will comprise two office buildings on top of a dining and retail podium with underground car parking space, which upon completion, will provide a total gross floor area of approximately 142,000 square metres.

In view of the persistent strong economy in Shanghai and the growing demand for high quality commercial premises there, the directors of NWD and NWC (including their respective independent non-executive directors) believe that it is in the interest of NWD and NWC to fund the additional capital requirement of Shanghai Trio by entering into the Capital Contribution Agreement which is negotiated on an arm's length basis, on normal commercial terms, fair and reasonable and in the interests of the respective shareholders of NWD and NWC as a whole.

INFORMATION RELATING TO GRAND PARTNERS AND STANLEY

Grand Partners and Stanley are private companies wholly-owned by Mr. Doo and are principally engaged in investment holding.

CONNECTED PERSON

Owing to the fact that Grand Partners, Stanley and Shanghai Trio are the associates (as defined under the Listing Rules) of Mr. Doo who is a connected person of NWD and NWC, the transaction contemplated under the Capital Contribution Agreement constitutes a connected transaction for NWC pursuant to the Listing Rules. As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Capital Contribution Agreement by NWDC also constitutes a connected transaction for NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the capital contribution by NWDC to Shanghai Trio is more than 0.1% but less than 2.5%, the entering into of the Capital Contribution Agreement is only subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Relevant details will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Capital Contribution Agreement"	The Capital Contribution Agreement dated 4 July 2007 entered into between NWDC, Grand Partners and Stanley in respect of the increase in registered capital of Shanghai Trio
"Grand Partners"	Grand Partners Group Limited, a company incorporated in British Virgin Islands with limited liability and is wholly-owned by Mr. Doo
"HK$"	Hong Kong Dollars
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Doo"	Mr. Doo Wai-hoi, William, an executive director of NWC and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWC. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWC), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWC)
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of NWC
"PRC"	the People's Republic of China
"Shanghai Trio"	Shanghai Trio Property Development Co., Ltd., a wholly foreign owned company incorporated in the PRC
"Stanley"	Stanley Enterprises Limited, a company incorporated in British Virgin Islands with limited liability and is wholly-owned by Mr. Doo
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 4 July 2007

As at the date of this announcement, the board of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) five non-executive directors, namely Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Ho Hau-hay, Hamilton and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of NWC comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael, Ms. Ngan Man-ying, Lynda and Mr. Cheng Chi-kong, Adrian; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

For the purpose of this announcement, the translation of US$ into HK$ is based on the approximate exchange rate of US$1 = HK$7.81.

END